UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 27, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

MKS Instruments, Inc.

File No. 000-23621 - CF#29360

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        MKS Instruments, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 26, 2013.

        Based on representations by MKS Instruments, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

        Exhibit 10.28   through March 3, 2014

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                        Kathleen Krebs
                        Special Counsel